FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

On December 12, 2011, in connection with the proposed transaction with Vulcan Materials Company, Martin Marietta Materials, Inc. began sending the following communication to certain government officials:

Dear [            ],

I want to tell you about an important development at Martin Marietta Materials, Inc. and what it means for [            ]. Early this morning, we announced a proposal and commenced an exchange offer to combine our business with Vulcan Materials Company, a leading producer of construction aggregates. Combining Martin Marietta and Vulcan would create a U.S.-based company that is the global leader in construction aggregates, focused on building U.S. infrastructure for the 21st Century and beyond. Our assets and geographic footprints are highly complementary with relatively little overlap and, as such, this is a tremendous opportunity to grow our businesses and enhance our competitiveness.

We strongly believe that the business combination would create significant long-term benefits for all stakeholders of Vulcan and Martin Marietta: customers, shareholders and the communities both companies serve. Importantly, if the proposed business combination is completed, we expect exciting opportunities for advancement and growth for both sets of employees.

Our proposal contemplates that the combined company would be headquartered in Raleigh, North Carolina, with a major presence in Vulcan’s current home town of Birmingham, Alabama. As such, we are committed to remaining an active supporter of both communities. I would serve as President and CEO; Don James, Vulcan’s Chairman and CEO, would be offered the position of Chairman; and we will assemble a management team that includes talent from both Martin Marietta and Vulcan.

We feel strongly about the compelling rationale for combining our two companies and have discussed this opportunity at length and over time with Vulcan. We have decided to take our proposal directly to Vulcan’s shareholders and believe the strategic rationale of the combination is so compelling that they will send a clear message to their Board that Vulcan should enter into a business combination transaction with Martin Marietta.

In the meantime, Martin Marietta will continue to operate as usual during this process and we will update you when there are significant developments. At any time you can refer to www.aggregatesleader.com, a website we have created to provide information on the proposed combination. If you have questions about the proposal or anything related to Martin Marietta, please feel free to contact me directly.

Best Regards,

Ward Nye

* * * * *

Cautionary Note Regarding Forward-Looking Statements

This letter may include “forward-looking statements” in connection with future events or future operating or financial performance. Forward-looking statements are often identified by words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning. These forward-looking statements are subject to a number of risks and uncertainties (including those described in Martin Marietta’s and Vulcan’s filings with the SEC) which could cause actual results to differ materially from such statements. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This letter relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.